SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)



                                DCAP GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   233065 10 1
                                   -----------
                                 (CUSIP Number)

                                 August 30, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  Rule 13d-1(b)

       [X]        Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                                Page 2 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Jack Seibald
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              500,000 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            500,000
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           500,000 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                500,000
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8% (Based on 11,353,402 shares outstanding on 7/31/02, plus the shares of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                                Page 3 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Stephanie Seibald
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            500,000
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                500,000
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.4% (Based on 11,353,402 shares outstanding on 7/31/02, plus the shares of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                                Page 4 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     SDS Partners I, Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              500,000 (See Item 4)
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           500,000 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.4% (Based on 11,353,402 shares outstanding on 7/31/02, plus the shares of Common Stock purchased by the Reporting Persons)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     PN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                                Page 5 of 8

Item 1. Name of the Issuer and Address

        (a) DCAP Group, Inc. ("DCAP").

        (b) The principal executive offices of DCAP are 1158 Broadway, Hewlett, New York 11557.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)

        This Schedule 13G ("Statement") is being filed by Jack Seibald ("J. Seibald"), Stephanie Seibald ("S. Seibald") and SDS Partners I, Ltd., a Florida limited partnership ("SDS", which together with J. Seibald and S. Seibald shall be referred to collectively as the "Group"; each member of the Group shall be referred to individually as a "Member" and collectively as "Members"). The address of principal business office of each of J. Seibald and S. Seibald is 1336 Boxwood Drive West, Hewlett Harbor, NY 11557. The address of principal business office of SDS is 43 Hampshire Lane, Boyton Beach, FL 33436. J. Seibald is a citizen of the Netherlands. S. Seibald is a United States citizen.

Item 2(d), (e)

        This Statement relates to the Common Stock, $.01 par value per share, of DCAP (the "DCAP Common Stock"). The CUSIP number for the DCAP Common Stock is 233065 10 1.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not Applicable

Item 4. Ownership

        J. Seibald and S. Seibald, jointly, own 500,000 shares of DCAP Common Stock, representing 4.4 % of DCAP issued and outstanding shares (based on 11,353,402 shares outstanding on 7/31/02, plus the shares of Common Stock purchased by the Reporting Persons). J. Seibald and S. Seibald are husband and wife. SDS owns 500,000 shares of DCAP Common Stock (the "SDS Shares"), representing 4.4% of DCAP's issued and outstanding shares (based on 11,353,402 shares outstanding on 7/31/02, plus the shares of Common Stock purchased by the Reporting Persons). J. Seibald, S. Seibald and their three children are beneficiaries of a trust that is a limited partner of SDS. SDS granted to J. Seibald the power-of-attorney to hold, pledge, transfer, assign, sell or otherwise dispose of, by endorsement or otherwise, the SDS Shares and to attend, vote for and otherwise take part in all and any general meetings of DCAP, whether ordinary or extraordinary, held by or in connection with the SDS Shares.

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        See Item 4.


                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                                Page 6 of 8

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        The members of the Group are Jack Seibald, Stephanie Seibald and SDS Partners I, Ltd.

Item 9. Notice of Dissolution of a Group.

        Not applicable.

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 233065 10 1                                                Page 7 of 8


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2002


                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald


                                            By:     /s/ Stephanie Seibald
                                               -------------------------------
                                               Stephanie Seibald


                                            SDS PARTNERS I, LTD.

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT made as of this 6th day of September, 2002 by and among JACK SEIBALD ("J. Seibald"), STEPHANIE SEIBALD ("S. Seibald"), and SDS PARTNERS I, LTD. ("SDS"), a Florida limited partnership,

     WHEREAS, J. Seibald, S. Seibald and SDS collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.01 par value of DCAP Group, Inc. ("DCAP"), a Delaware corporation; and

     WHEREAS, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. J. Seibald, S. Seibald and SDS hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of DCAP Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.


                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald


                                            By:     /s/ Stephanie Seibald
                                               -------------------------------
                                               Stephanie Seibald


                                            SDS PARTNERS I, LTD.

                                            By:     /s/ Jack Seibald
                                               -------------------------------
                                               Jack Seibald, Attorney-in-fact